PRESS RELEASE	MAY 30, 2022

Largo Announces Acceptance of its Notice to Initiate a Normal Course Issuer Bid

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces that the Toronto Stock Exchange ("TSX") has accepted its notice of intention to make a normal course issuer bid ("NCIB") to purchase for cancellation its common shares (the "Common Shares").

Largo believes that the market price of its Common Shares does not always adequately reflect its underlying fundamental value and future business prospects. Largo may purchase Common Shares from time to time under the NCIB if it believes that the market price of the Common Shares is attractive, and that the purchase would be an appropriate use of available corporate funds and in Largo's best interest.

Largo may purchase up to 3,641,098 Common Shares under the NCIB, representing approximately 10% of the public float of 36,410,986 Common Shares, as at May 20, 2022. Purchases of Common Shares may be effected through the facilities of the TSX, NASDAQ, and alternative trading systems during the period starting on June 1, 2022 and ending no later than May 31, 2023. Other than purchases made under block purchase exemptions, daily purchases on the TSX under the NCIB will be limited to 24,510 Common Shares, being approximately 25% of the average daily trading volume of 98,042 Common Shares on the TSX for the six calendar months prior to the TSX's acceptance of notice of the NCIB.

The price that Largo will pay for any Common Shares will be the market price at the time of purchase. The actual number of Common Shares that may be purchased pursuant under the NCIB and timing of any such purchases will be determined by Largo.

As at May 20, 2022 there were 64,825,219 Common Shares outstanding.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) vanadium production from its operations in Brazil and 2.) energy storage business in the U.S. to support a low carbon future through its clean energy division.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Forward-looking Information:

This press release contains forward-looking information under applicable securities legislation ("forward-looking information"). Forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward‐looking information contained in this press release includes, but is not limited to, statements with respect to the Company's intentions with respect to the NCIB, purchases of Common Shares under the NCIB, and the vertical integration of the Company.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking information are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-looking information. Largo does not undertake to update any forward-looking information, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.